Exhibit 7

MANULIFE FINANCIAL CORPORATION

MATERIAL CHANGE REPORT

ITEM 1.   Reporting Issuer

Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario M4W 1E5

ITEM 2.   Date of Material Change

December 9, 2002

ITEM 3.   Press Release

The press release attached as Schedule A was issued on Monday, December 9, 2002 at Toronto, Ontario.

ITEM 4.   Summary of Material Change

Manulife Financial Corporation (“Manulife”) announced on December 9, 2002 that it will make an offer to acquire all the outstanding common shares (the “Common Shares”) of Canada Life Financial Corporation (the “Company”). Under the terms of the offer, the bid would provide for the payment of Cdn.$40 per Common Share, payable in a combination of cash and Manulife common shares. The holders of Common Shares will be given the opportunity to elect between two alternatives: (i) Cdn.$40 in cash per Common Share; or (ii) 1.055 Manulife common shares per Common Share. Under the terms of the bid, the share consideration would not exceed 60% of the aggregate offer consideration and the cash consideration would not exceed 40% of the aggregate offer consideration. If elections made by Company common shareholders would result in either of these limits being exceeded, the Company’s shareholders would be pro-rated, as necessary, to maintain these limits.

ITEM 5.   Full Description of Material Change

Please refer to the press release attached as Schedule A for a description of the material change.

In addition, in accordance with the requirements of the United States Securities Exchange Act of 1934, as amended, on December 11, 2002 Manulife and its wholly-owned subsidiary, The Manufacturers Life Insurance Company (“Manufacturers Life”, and together with “Manulife”, the “Reporting Persons”) filed a Schedule 13D with the United States Securities and Exchange Commission. The Schedule 13D describes, among other things, the source and amount of funds or other consideration and the purpose of the transaction. The following information appeared in the Schedule 13D.

Of the 14,757,541 Common Shares reported by the Reporting Persons, 14,666,327 are held in the general account of Manufacturers Life and the balance is held in segregated accounts of Manufacturers Life, mutual funds or other third party accounts over which

Manufacturers Life or one or more of its subsidiaries has or shares investment discretion. The source of funds for the purchase of the Common Shares held in Manufacturers Life general account is working capital, and the source of funds for the balance of the Common Shares is funds received from third parties, including policyholders, investors and clients.

The Common Shares reported by the Reporting Persons were acquired for the purpose of investment. During October and November 2002, as part of its review of a range of strategic opportunities, Manulife analyzed its investment in the Company and considered various means of maximizing the value of this investment. The alternatives considered by senior management of Manulife included (i) selling or reducing its investment in the Company, (ii) maintaining its level of investment in the Company, (iii) acquiring sufficient additional Common Shares to enable Manulife to equity account for its investment in the Company, or (iv) seeking a business combination with the Company.

To assist Manulife management in this review, in early November 2002, Mr. Dominic D’Alessandro, the President and Chief Executive Officer of Manulife, met with Mr. David Nield, the Chairman and Chief Executive Officer of the Company, and in the course of the conversation inquired if the Company had considered the possibility of a business combination with Manulife. Mr. Nield advised that he would consider discussing the matter with the Company’s Board of Directors. There was no further contact between Mr. D’Alessandro and Mr. Nield on this matter prior to the meeting on December 6, 2002 described below.

In early December 2002, Manulife’s senior management completed their analysis of investment alternatives to enable Manulife to maximize the value of its investment in the Company. On December 6, 2002, senior management reviewed their analysis with Manulife’s Board of Directors, and following a thorough consideration of Manulife’s investment alternatives in relation to the Company, Manulife’s Board of Directors authorized the delivery of a proposal to the Company (the “Proposal”) and the retention of financial advisors to assist Manulife in the conduct of a possible business combination transaction. Following the meeting, Manulife retained Scotia Capital Inc. to act as its financial advisor.

The Proposal contemplated a 15-day period during which Manulife and the Company would work together, on an exclusive basis, to negotiate and agree upon the terms of a business combination transaction resulting in the acquisition of the Company by Manulife.

The business combination contemplated by the Proposal provided for the payment of Cdn.$38 per Common Share, payable in a combination of cash and Manulife common shares. Holders of Common Shares would be given the opportunity to elect between two alternatives: (i) Cdn.$38 in cash per Common Share; or (ii) one Manulife common share per Common Share. Under the Proposal, neither the cash consideration nor the share consideration would have exceeded 50% of the aggregate offer consideration.

The Proposal is attached as Schedule B.

On December 6, 2002, Mr. D’Alessandro met with Mr. Nield to deliver and review the Proposal. At the meeting Mr. Nield advised Mr. D’Alessandro that the Company’s Board of Directors would focus on maximizing shareholder value and that it was unlikely to support the Proposal. Mr. D’Alessandro advised Mr. Nield that if the Company would work with Manulife to identify additional value, Manulife could consider increasing its offer.

On December 7 and 8, 2002, telephone conversations took place between the financial advisors for the Company and for Manulife to determine if there was a basis for the Company to accept the Proposal. In the course of these conversations, the Company’s financial advisors asked Manulife to consider increasing the price and the portion of the aggregate offer consideration payable in Manulife common shares. On December 8, 2002, Manulife’s financial advisor advised the Company’s financial advisor that Manulife was prepared to increase the offer price to Cdn.$40 per Common Share, with the share consideration not to exceed 60% of the aggregate offer consideration and the cash consideration not to exceed 40% of the aggregate offer consideration, on the basis that the revised offer would be accepted by the Company’s Board of Directors.

Mr. Nield and Mr. D’Alessandro spoke by telephone on December 8, 2002 and December 9, 2002 to review the status of the discussions and Manulife’s revised offer. In the course of these conversations, Mr. Nield advised that the Company was not in a position to agree to the revised offer.

On December 9, 2002, following a presentation by senior management and a thorough discussion of alternative courses of action in relation to the Company, Manulife’s Board of Directors approved and authorized Manulife to undertake a take-over bid (the “Bid”) for all of the Common Shares and to publicly announce the intention to make the Bid.

Following the meeting of Manulife’s Board of Directors, Mr. D’Alessandro spoke by telephone with Mr. Nield to inform him that Manulife intended to proceed with the Bid and requested that the channels of communication between the two companies and their advisors remain open. After speaking to Mr. Nield and prior to the opening of North American stock markets on December 9, 2002, Manulife issued a press release announcing its intention to undertake the Bid.

The Bid would provide for the payment of Cdn.$40 per Common Share, payable in a combination of cash and Manulife common shares. Holders of Common Shares would be given the opportunity to elect between two alternatives: (i) Cdn.$40 in cash per Common Share; or (ii) 1.055 Manulife common shares per Common Share. Under the terms of the Bid, the share consideration would not exceed 60% of the aggregate offer consideration and the cash consideration would not exceed 40% of the aggregate offer consideration. If elections made by holders of Common Shares would result in either of these limits being exceeded, the holders of Common Shares would be pro-rated, as necessary, to maintain these limits.

Subject to the requirements of applicable law and depending on market conditions, the trading prices for the Common Shares, alternative investment opportunities, the availability of funds, and the outlook for the sector and for the Company, in addition to the transaction contemplated by the Bid, the Reporting Persons may consider and explore a variety of alternatives with respect to the Company, including, without limitation: (a) acquiring additional Common Shares, or selling all or part of their holdings of Common Shares, in the open market or in privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of, or a joint venture with, the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in provisions in the Company’s organizational documents; (h) in connection with an acquisition of or merger with the Company, causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons may explore the possibility of acting with one or more other persons in connection with the foregoing matters. There can be no assurance that the Reporting Persons will develop any plans or proposals other than as described with respect to any of the foregoing matters. Any alternatives that the Reporting Persons may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Shares, the financial condition, results of operations and prospects of the Company and its businesses, the relative attractiveness of alternative business opportunities, the actions of the Company’s directors and its management and general economic, market and industry conditions.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) above.

ITEM 6.   Reliance on Section 75(3) of the Act

Not applicable.

ITEM 7.   Omitted Information

Not applicable.

ITEM 8.   Contact Officer

Dale Scott, Senior Vice President and General Counsel Manulife Financial Corporation

Telephone: (416) 926-5693
Fax: (416) 926-5805

ITEM 9.   Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED this 12th day of December, 2002 at Toronto, Ontario

Per: “Dale Scott”

Dale Scott Senior Vice President and General Counsel

Schedule A

news release

FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
December 9, 2002

Manulife announces offer for Canada Life in transaction valued at $6.4 billion
Combined company to be Canada’s global leader in financial services

TORONTO – Manulife Financial Corporation announced today that it will make an offer to acquire all the outstanding common shares of Canada Life Financial Corporation to create Canada’s largest insurance company in a transaction valued at more than $6.4 billion.

“Manulife is determined to be a global force in financial services,” said Manulife Financial President and Chief Executive Officer Dominic D’Alessandro. “We are taking a major step today with a very attractive offer that creates value for shareholders of both companies.”

Under the terms of the offer, Canada Life common shareholders can choose to receive either $40 in cash or 1.055 Manulife common shares for each Canada Life common share, subject to pro-ration if the number of shares elected for cash exceeds 40 per cent, or for shares exceeds 60 per cent, of the total number of shares tendered to the offer.

Manulife’s offer represents a premium of 30 per cent over the weighted average trading price of Canada Life’s shares on the Toronto Stock Exchange over the last 20 trading days.

“Our offer gives Canada Life shareholders a compelling choice. They can realize a significant cash premium on their investment or continue as Manulife shareholders participating in the future growth of a major market leader,” said Mr. D’Alessandro.

The transaction will create the largest insurance company in Canada by market capitalization and create a new Canadian leader in key markets. The combined company’s market capitalization would make it the sixth largest corporation in Canada and the fourth largest life insurance company in North America. With significant operations in Canada, the United States, Asia and

SCHEDULE A-Page 2

Europe, the combined company would be a major Canadian-based international competitor, broadly diversified geographically and well-positioned for further global expansion.

Manulife and Canada Life had combined premiums and deposits of $40.8 billion for the 12 months ended September 30, 2002. Total assets under administration of the two companies were $191.9 billion at September 30, 2002.

Manulife expects that the transaction would be immediately accretive to earnings per share and would result in only a modest decline in return on equity.

“Canada Life’s businesses are an excellent fit with our own and we intend to build the combined operations into a stronger company,” said Mr. D’Alessandro. “Manulife has a great track record of integrating businesses and translating this into growth in both the top and bottom line. This transaction offers us significant operational synergies as well as the opportunity to add talented people to our team and to add successful businesses that are closely aligned with our own.”

The complementary strengths of Manulife and Canada Life will create a business leader in key markets in Canada and in several areas of the world:

•	In Canada: The combined company would rank first in individual life insurance sales, first in individual fixed annuity sales, first in group health sales, second in group pension contributions and second in group life sales.

•	In the United States: It would be first among insurance companies for volume of new 401(k) defined contribution pension plans sold, fifth in universal life insurance sales, and eleventh in individual variable annuity sales.

•	In Asia: It would rank second in Hong Kong individual life insurance and pension fund markets, second among foreign life insurers in China and Vietnam, and as the fourth largest insurer in Indonesia and the Philippines.

•	In Europe: It would be first in group life insurance and second in group income protection in the United Kingdom, and would have strong, targeted wealth management and insurance operations in the United Kingdom, Ireland and Germany.

•	Reinsurance: The combined company would be the largest life retrocessionaire in North America.

Manulife and its affiliates own 14.7 million Canada Life common shares, or approximately 9.1 per cent of the outstanding Canada Life common shares.

SCHEDULE A-Page 3

On December 6, 2002, Mr. D’Alessandro met with David Nield, Chairman and Chief Executive Officer of Canada Life, to propose a negotiated transaction that would benefit shareholders of both companies. At this meeting, Mr. D’Alessandro tabled an acquisition proposal at $38 per Canada Life common share with a view to commencing negotiations. Mr. D’Alessandro also informed Mr. Nield that, if Canada Life could identify additional value, Manulife would consider increasing its offer.

Subsequently, Manulife advised Canada Life that it would be prepared to increase its offer to $40 per share, with the same combination of shares and cash as announced today, in the context of an agreed transaction that would receive the endorsement of Canada Life’s Board. Canada Life advised Manulife that it was not in a position to favourably consider Manulife’s revised proposal.

“The improved offer did not give rise to any substantive discussion and accordingly, we have concluded that further delay would be imprudent,” said Mr. D’Alessandro. “We believe Canada Life shareholders should make their own choice. That is why we are making this offer, which provides them with full and fair value for their shares, based on information currently available to us.”

Full details of the offer will be included in the formal take-over bid and circular documents to be mailed to Canada Life shareholders as soon as possible. Manulife intends to make its offer as a “Permitted Bid” under Canada Life’s shareholder rights plan and accordingly, the offer will be open for acceptance for at least 60 days following the mailing. A tax-free exchange of shares will be available for eligible Canada Life shareholders.

Completion of the offer is subject to sufficient shares being tendered to the offer so that, combined with the 9.1 per cent Manulife already owns, Manulife would own at least 66 2/3 per cent of Canada Life’s shares, on a fully-diluted basis. If that condition is met, Manulife intends to acquire the remaining shares in accordance with applicable laws. The offer will also be subject to other usual conditions, including receipt of all necessary regulatory approvals and no material adverse change at Canada Life. Manulife expects the transaction to close in the second quarter of 2003.

The offer will be made only by separate formal offer and take-over bid circular. This news release does not constitute an offer or solicitation in any jurisdiction. Any such offer or solicitation will be made only by formal offer and only in those jurisdictions where Manulife may legally do so.

SCHEDULE A-Page 4

Manulife has engaged Scotia Capital Inc. as its lead financial advisor in connection with this transaction.

About Canada Life

The Canada Life Assurance Company, Canada’s first domestic life insurance company, was founded in 1847 and has total funds under management of more than $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the United Kingdom, the Republic of Ireland, Germany, Brazil, the Caribbean and Hong Kong. Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol CL and the New York Stock Exchange under the symbol CLU.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were $139.2 billion as at September 30, 2002.

Manulife Financial Corporation trades as MFC on the TSX, NYSE and PSE, and under “0945” on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

All figures in Canadian dollars unless otherwise specified.

Conference Call Advisory:

Manulife Financial Corporation will host a Conference Call to discuss this offer at 11:00 a.m. ET, today, December 9, 2002. For local and international locations, please call (416) 641-6680 and toll free in North America please call (888) 740-8120. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A recording of this call will be available after 3:00 p.m. ET today until midnight ET, December 16, 2002 by calling (416) 626-4100 (passcode #21078966).

The conference call will also be Webcast through Manulife Financial’s Web site at 11:00 a.m. ET. You may access the Webcast at: www.manulife.com/corporate/corporate2.nsf/public/Homepage. An archived version of the Webcast will be available later on the Web site at the same URL as above.

SCHEDULE A-Page 5

Notes:

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative word thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

Media inquiries:
Donna Morrison
(416) 926-5226
donna_morrison@manulife.com

Shareholder and Policyholder inquiries: Within North America: 1-866-684-8583 for English service 1-866-757-3993 for French service	Other regions: 1-866-807-3085

Institutional investor inquiries:
Edwina Stoate
1-800-795-9767 or (416) 926-3490
edwina_stoate@manulife.com

Schedule B

December 6, 2002

STRICTLY PRIVATE AND CONFIDENTIAL

Mr. David A. Nield
Chairman and
    Chief Executive Officer
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario
M5G 1R8

Dear David,

I am writing to express the interest of Manulife Financial Corporation (“Manulife”) in entering into a business combination with Canada Life Financial Corporation (“Canada Life”) (the “Transaction”).

As you know I have great respect for you and Canada Life. I am confident this transaction would be financially beneficial to Canada Life shareholders and would create a tremendous platform for future growth to the benefit of both companies and all their stakeholders.

Manulife is proposing a friendly transaction with Canada Life and my team is prepared to begin immediate negotiations on the basis described in this expression of interest.

1.	Our Proposal

Manulife is prepared to offer (the “Offer”) to acquire all Canada Life common shares, with the consideration payable in a combination of cash and Manulife common shares. Canada Life common shareholders would be given the opportunity to elect between two alternatives: (i) $38.00 in cash per Canada Life common share; or (ii) one Manulife common share per Canada Life common share. The alternatives would be limited to approximately 50% of the total offer consideration and if shareholders were to over-elect either alternative, they would be pro-rated accordingly.

The Offer represents a premium of approximately 25% over the average of the closing prices of the Canada Life common shares on the TSX over the last 30 trading days and provides Canada Life common shareholders with the opportunity to participate in the future growth of the combined company.

SCHEDULE B - Page 2

Based upon our analysis of Canada Life’s public information record, we believe the Offer represents a full and fair value for Canada Life’s common shares. It is possible that with access to Canada Life’s internal, confidential information and resources we may be able to identify or create other areas of value which would permit us to improve the Offer.

2.	Definitive Agreement

If you accept this expression of interest, Manulife is prepared to begin good faith negotiations leading to the execution of definitive and binding legal agreements in the form customarily used for transactions of this nature.

3.	Due Diligence

We envision a brief period of high level due diligence, including access to a data room and meetings with Canada Life’s senior officers. We are in position to begin our due diligence review immediately.

4.	Exclusivity

In accepting this expression of interest Canada Life is agreeing to deal exclusively and in good faith with Manulife in regard to the Transaction until the earlier of (i) 15 days from Canada Life’s acceptance of this proposal or (ii) the date, if any, upon which Manulife and Canada Life mutually agree to terminate discussions (the “Exclusivity Period”).

During the Exclusivity Period, Canada Life and its directors, officers, employees, agents or other representatives will not take any action of any kind which might reduce the likelihood of success of or delay, interfere with or otherwise be inconsistent with this expression of interest or the Transaction. During the Exclusivity Period, Canada Life will not take part in any negotiations or discussions or enter into any agreement, arrangement or understanding with a third party inconsistent with this expression of interest or the Transaction, and will discontinue any existing activities of this nature.

5.	Confidentiality and Public Disclosure

This letter is being provided to you on a confidential basis. However, in accordance with applicable U.S. securities laws, Manulife intends to make a filing under Schedule 13D of the Securities Exchange Act of 1934 which reflects the change of its investment intent. The 13D filing will disclose the terms of this expression of interest.

During the Exclusivity Period, Manulife and Canada Life will otherwise consult with each other regarding any public disclosure by either of them regarding the ongoing negotiations between them or the other matters described in this letter.

6.	Non-Binding Offer

This letter constitutes an expression of interest only and upon your acceptance does not create any legally binding obligations on either Manulife or Canada Life to complete the Transaction.

SCHEDULE B - Page 3

However, following your acceptance of this letter, paragraphs 4 and 5 will be legally binding on each of Manulife and Canada Life.

7.	Acceptance of this Letter

We are prepared to work with you expeditiously to implement the Transaction. Should you wish to accept this proposal, please execute the duplicate copy of this letter and return it to me no later than 5:00 p.m. December 10, 2002, otherwise this proposal shall be null and void.

Yours very truly,

MANULIFE FINANCIAL CORPORATION

By:	(signed)

Dominic D’Alessandro President and Chief Executive Officer

     Agreed to as of the   day of December, 2002.

CANADA LIFE FINANCIAL CORPORATION

By:

David A. Nield Chairman and Chief Executive Officer